EXHBIT 9
to
SCHEDULE 13D

May 10, 2012

Wells Fargo Securities, LLC
Merrill Lynch, Pierce, Fenner & Smith
Incorporated

as Representatives of the several Underwriters
c/o Wells Fargo Securities, LLC
301 S. College Street
Charlotte, NC 28288

Re: Proposed Public Offering by Hudson Pacific Properties, Inc.

Dear Sirs:

The undersigned, a stockholder and/or an officer and/or a director of Hudson Pacific Properties, Inc., a Maryland corporation (the "Company"), understands that Wells Fargo Securities, LLC ("Wells Fargo") and Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and each of the other Underwriters named in Schedule A to the Underwriting Agreement (as defined below) (collectively, the "Underwriters"), for whom Wells Fargo and Merrill Lynch are acting as representatives (in such capacity, the "Representatives"), propose to enter into an Underwriting Agreement (the "Underwriting Agreement") with the Company and Hudson Pacific Properties, L.P., a Maryland limited partnership, providing for the public offering (the "Public Offering") of shares of the Company's common stock, par value $0.01 per share (the "Common Stock"). In recognition of the benefit that the Public Offering will confer upon the undersigned as a stockholder and/or an officer and/or a director of the Company, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the undersigned agrees with each Underwriter that, during a period of 60 days from the date of the Underwriting Agreement (the "Lock-up Period"), the undersigned will not, without the prior written consent of the Representatives, directly or indirectly, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any shares of the Company's Common Stock or any securities convertible into or exchangeable or exercisable for Common Stock, whether now owned or hereafter acquired by the undersigned or with respect to which the undersigned has or hereafter acquires the power of disposition, or file, or cause to be filed, any registration statement under the Securities Act of 1933, as amended (the "1933 Act") with respect to any of the foregoing (collectively, the "Lock-Up Securities") or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Lock-Up Securities, whether any such swap or transaction is to be settled by delivery of Common Stock or other securities, in cash or otherwise; *provided*, that, the undersigned shall have the right: (i) as set forth in the Registration Rights Agreement, dated as of June 29, 2010, by and among the Company, the undersigned and the other parties identified therein, as amended by that First Amendment to Registration Rights Agreement by and among Hudson Pacific Properties, Inc., Farallon Capital Partners, L.P., Farallon Capital Institutional Partners, L.P. and Farallon Capital Institutional Partners III, L.P., dated May 3, 2011 (as amended, the "Registration Rights Agreement"), to require the Company to file a registration statement (the "Farallon Demand Registration Statement") registering up to 25% of the aggregate shares of Common Stock issued

or issuable to the Farallon Holders pursuant to the Formation Transactions and the Concurrent Private Placement (the "Carveout Securities") for resale in an underwritten offering registered pursuant to the 1933 Act, and to sell the shares of Common Stock registered pursuant to such Farallon Demand Registration Statement; or (ii) to distribute such Carveout Securities to limited partners, members or stockholders of the undersigned. As used in the foregoing proviso, the terms "Concurrent Private Placement," "Farallon Holders" and "Formation Transactions" have the meanings assigned to them in the Registration Rights Agreement.

Subject to the conditions set forth below, the restrictions set forth in the preceding paragraph shall not apply to:

(1)(i) gifts or other dispositions by will or intestacy (including, without limitation, any disposition from a revocable trust, family trust or similar trust arrangement providing for the distribution of assets upon death or intestacy); (ii) transfers made to (x) limited partners, members, stockholders or affiliates of the undersigned or (y) any corporation, partnership, limited liability company or other entity all of the equity interests of which are owned, directly or indirectly, by the undersigned; (iii) bona fide gifts, sales, distributions, contributions or other dispositions, in each case that are made exclusively between and among the undersigned and (w) members of the undersigned's family, (x) affiliates of the undersigned that are controlled by the undersigned, or (y) a trust the beneficiaries of which are, (A) a limited liability company the membership interest holders of which are, or (B) a partnership the partners of which are, exclusively the undersigned and/or members of the undersigned's family; or (iv) donations or transfer to charitable organizations; *provided, however*, that in the case of any gift, sale, distribution, contribution, transfer or other disposition pursuant to this clause (1), it shall be a pre-condition that (a) the recipient, transferee or donee, as applicable, executes and delivers to the Representatives a signed lock-up agreement for the balance of the Lock-up Period, (b) no filing by any party under the Securities Exchange Act of 1934, as amended, shall be required or shall be voluntarily made in connection with such transfer or distribution, (c) each party shall agree to not voluntarily make, any public announcement of the transfer or disposition and (d) the undersigned notifies the Representatives at least three business days prior to the proposed gift, sale, distribution, contribution, transfer or other disposition; or

(2) transactions relating to shares of Common Stock acquired by the undersigned in the open market after completion of the Public Offering; *provided, however*, that (a) any subsequent sale of the shares of Common Stock acquired in the open market are not required to be reported in any public report or filing with the Securities and Exchange Commission, or otherwise and (ii) the undersigned does not otherwise voluntarily effect any public filing or report regarding such sales.

Notwithstanding the foregoing, if: (1) during the last 17 days of the Lock-up Period, the Company issues an earnings release or material news or a material event relating to the Company occurs; or (2) prior to the scheduled expiration of the Lock-up Period, as applicable, the Company announces that it will release earnings results or becomes aware that material news or a material event relating to the Company will occur during the 16-day period beginning on the last day of the Lock-up Period, as applicable, the restrictions imposed by this lock-up agreement shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event, as applicable, unless the Representatives waive, in writing, such extension.

The undersigned hereby acknowledges and agrees that written notice of any extension of the Lock-up Period pursuant to the previous paragraph will be delivered by the Representatives to the Company and the undersigned (in accordance with the notice provisions of the Underwriting Agreement) and that any such notice properly delivered will be deemed to have been given to, and received by, the undersigned. The undersigned further agrees that, prior to engaging in any transaction or taking any other action that is subject to the terms of this lock-up agreement during the period from the date of this lock-up agreement to and including the 34th day following the expiration of the Lock-up Period, it will give notice thereof to the Company and will not consummate such transaction or take any such action unless it has received written confirmation from the Company that the Lock-up Period (as such may have been extended pursuant to the previous paragraph) has expired.

The undersigned also agrees and consents to the entry of stop transfer instructions with the Company's transfer agent and registrar against the transfer of the Lock-Up Securities except in compliance with the foregoing restrictions.

Very truly yours,

FARALLON CAPITAL INSTITUTIONAL
PARTNERS, L.P.

By: Farallon Partners, L.L.C., its General Partner

By: /s/ Richard B. Fried
Name: Richard B. Fried
Title: Managing Member